DIRECTOR SERVICES AGREEMENT

This agreement is made this 25th day of September 2012, between AMROSE OIL COMPANY, INC. ("AMROSE") and GERALD SCHIANO ("Gerry ")

1. GERRY agrees to serve as a member of the board of directors of AMROSE until such time as he is not re-elected to the board by vote of the shareholders or he voluntarily terminates his term of service by written notice to the Chairman of the Board or CEO of the Company. GERRY agrees to attend all meetings of the board of directors, either in person or by remote media or proxy, and to provide additional consultative services as the board may request of him. In particular, GERRY agrees to assist the CEO in evaluating leases from the standpoint of a geologist and/or an expert in the oil and natural gas industry;

(a) To provide his opinion as to whether a particular lease under consideration is a good investment (recognizing that there are no guarantees in the market), and:

(b) Join the management and consultants of AMROSE in the prioritizing of leases under consideration. **GERRY shall bear no liability to AMROSE or any other party for any opinion he provides in connection with this engagement and AMROSE agrees to indemnify GERRY for any liability that may occur through the provision of said opinions so long as said opinions are provided only to AMROSE in confidence and to no other party.**

2. As compensation for service on the board of directors, GERRY shall receive Forty thousand (40,000) shares of AMROSE common stock at such time as the Company becomes fully tradable on a recognized stock exchange.

3. In addition, GERRY shall be compensated for services rendered based upon negotiated fees as submitted. AMROSE shall reimburse GERRY for reasonable expenses incurred in the performance of work pursuant to this Agreement so long as GERRY details and AMROSE approves said expenses in advance in writing. GERRY will track, document and record pre-approved out-of-pocket expenses incurred in the performance of his services for AMROSE including, but not limited to:

A. Travel;
B. Accommodations;
C. Mileage;
D. Parking;
E. Tolls;
F. Phone;
G. Fax;
H. Meal expenses.

4. It is specifically understood that GERRY will perform all services under this agreement as an independent professional contractor and, as such, shall not serve or perform services to AMROSE as an employee under any circumstances. Nor shall GERRY be authorized under this Agreement to bind AMROSE with any third party or make representations to that effect to any third party. It is clearly understood by the parties that GERRY is independent of and is not controlled in any way by AMROSE and that GERRY may contract with any other client at any time for his services and that AMROSE is not his only client.

5. Each party hereby irrevocably agrees that he or it shall act in good faith and fulfill all of its covenants under this Agreement and shall not use any means or device to circumvent, bypass or otherwise avoid, directly or indirectly, the application or consequences of such covenants.

6. It is understood and agreed by both parties that all obligations and covenants in this Agreement are meant to and shall apply equally to any and all designated affiliated or controlled entities or assigns of either party upon notification to the other party. It is further understood that either party may designate another entity to be either the paying or receiving entity of compensation under this Agreement but that such name designation for compensation transfer purposes shall constitute a transfer or assignment of rights, claims or other responsibilities under this Agreement unless specifically stated and agreed to by both parties in writing.

7. This Agreement incorporates the entire understanding of the parties regarding the subject matter hereof, and supersedes all previous agreements or understandings regarding the same, whether written or oral.

8. This Agreement may not be amended, and no portion hereof may be waived, except in a writing duly executed by the parties.

9. This Agreement shall be governed by the laws of the State of Nevada without regard to such state's rules concerning conflict of laws, and both parties agree that Nevada shall be the forum in which any dispute under this contract is governed.

10. The parties hereto waive any right to trial by jury in any action, proceeding or counter claim (whether based upon contract, tort or otherwise) related to or arising from this Agreement.

11. Claims or disputes arising from this Agreement or breach thereof will be settled by binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association. In any arbitration action the arbitrator's award is final, and judgment may be entered in any court having jurisdiction thereof. The losing party in any arbitration agrees to pay all arbitration and court costs, reasonable attorney's fees, and legal interest on any award or judgment in favor of the winning party.

12. If the information disclosed hereunder is material non-public information about the Disclosing Party, then the Receiving Party agrees not to trade in the securities of the Disclosing Party or in the securities of any appropriate and relevant third party until such time as no violation of the applicable securities laws would result from such securities trading.

13. This Agreement shall be effective for the period beginning September 25, 2012, and continuing until terminated by written notice of either party.

Accepted and agreed to by:

Dated: 9-26-12

Gerry L. Schiano

Dated:

Jim Anderson, CEO
Amrose Oil Company, Inc.